UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 12, 2009**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Suite 1000, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 8.01 — Other Events

On May 12, 2009, Calpine Corporation ("the Company") announced the pricing by its indirect wholly-owned subsidiaries, Calpine Construction Finance Company, L.P. ("CCFC") and CCFC Finance Corp., of $1.0 billion in aggregate principal amount of their 8% Senior Secured Notes due 2016 in a private placement. The aggregate principal amount of the notes offered was increased from $800 million. A copy of the press release is being furnished as Exhibit 99.1 and incorporated by reference herein.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d)   *Exhibits*

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated May 12, 2009.*

_____

*   Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/   JIM D. DEIDIKER

                 Jim D. Deidiker
                 Senior Vice President and
                 Chief Accounting Officer

Date: May 12, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated May 12, 2009.*

_____

*   Furnished herewith

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EXHIBIT 99.1



CONTACTS:

Media Relations:
Norma F. Dunn
713-830-8883
norma.dunn@calpine.com

Investor Relations:
Andre Walker
713-830-8775
andrew@calpine.com

Calpine Corporation Announces Upsizing and Pricing of
Senior Secured Notes Offering by Subsidiaries

(HOUSTON, Texas) – May 12, 2009 – Calpine Corporation (NYSE:CPN) today announced the pricing by its indirect wholly-owned subsidiaries, Calpine Construction Finance Company, L.P. ("CCFC") and CCFC Finance Corp., of $1.0 billion in aggregate principal amount of their 8% Senior Secured Notes due 2016 in a private placement. The aggregate principal amount of the notes offered was increased from $800 million. The net proceeds from the offering of the notes, together with certain other funds, will be used (i) to repay CCFC's existing credit facility which matures in 2009, (ii) to redeem CCFC's outstanding second lien notes due 2011 and (iii) to make a distribution to CCFC Preferred Holdings, LLC, the indirect parent of CCFC, which it will use to redeem its outstanding redeemable preferred shares which are mandatorily redeemable in 2011. This offering is expected to close on May 19, 2009.

The notes have not been and will not be registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States without registration under the Act or pursuant to an applicable exemption from such registration.

About Calpine

Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, currently capable of delivering over 24,000 megawatts of clean, cost-effective, reliable and fuel-efficient electricity to customers and communities in 16 states in the United States and Canada. Calpine owns, leases, and operates low-carbon, natural gas-fired, and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves.

Forward-Looking Information

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and strategic and operational plans, as well as assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Please see the risks identified in this release or in Calpine's reports and registration statements filed with the Securities and Exchange Commission, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended December 31, 2008. These filings are available by visiting the Securities and Exchange Commission's web site at www.sec.gov or Calpine's web site at www.calpine.com. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and Calpine undertakes no obligation to update any such statements.

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